UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Emtec, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

292468105

(CUSIP Number)

Mary Margaret Grabel
Keith Grabel
c/o Emtec, Inc.
525 Lincoln Drive
5 Greentree Center
Suite 117
Marlton, New Jersey 08053
(856) 552-4204

Copies of all communications to:
Stephen M. Leitzell, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA  19104-2808
(215) 994-2621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:                      Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 6 Pages)

CUSIP No. 292468105	Page 2 of 6 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Mary Margaret Grabel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,242,111
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,242,111
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,242,111[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%[2]
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

2 See Item 5.

CUSIP No. 292468105	Page 3 of 6 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Keith Grabel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 137,429
	8	SHARED VOTING POWER 1,905,622
	9	SOLE DISPOSITIVE POWER 137,429
	10	SHARED DISPOSITIVE POWER 1,905,622
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,043,051[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%[4]
14	TYPE OF REPORTING PERSON IN

3 See Item 5.

4 See Item 5.

CUSIP No. 292468105	Page 4 of 6 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the common stock, par value $.01 per share (“Common Stock”) of Emtec, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 525 Lincoln Drive, 5 Greentree Center, Suite 117, Marlton, NJ 08053.

Item 2.  Identity and Background.

(a)           This statement is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Mary Margaret Grabel and (ii) Keith Grabel (the “Reporting Persons”).

(b)           The business address of each of the Reporting Persons is c/o Emtec, 525 Lincoln Drive, 5 Greentree Center, Suite 117, Marlton, NJ 08053.

(c)           Each of the Reporting Persons is currently an employee of Emtec Federal, Inc., a wholly-owned subsidiary of the Company (“Emtec Federal”) until the expiration of each Reporting Person’s employment agreement on April 15, 2009.  Mr. Grabel is also a Director of Emtec Federal.  Emtec Federal has a principal business address of 11 Diamond Road, Springfield, NJ 07081.

(d)           During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth, or incorporated by reference, in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 3.

Item 4. Purpose of the Transaction.

On August 5, 2005, the Company completed a merger under the Agreement and Plan of Merger dated as of July 14, 2005 (the “Merger Agreement”), by and among the Company, Emtec Viasub LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“MergerCo”) and DARR Westwood Technology Corporation, a Delaware corporation (“DARR”). Pursuant to the terms of the Merger Agreement, DARR merged with and into MergerCo, with MergerCo remaining as the surviving company (the “Surviving Company”) and a wholly-owned subsidiary of the Company (the “Merger”).

                Upon completion of the Merger, all of the shares of DARR common stock issued and outstanding immediately prior to the Merger were exchanged for 9,528,110 shares of Common Stock and the former DARR shareholders were issued warrants to purchase an additional 10% of Common Stock calculated on a fully diluted basis for an aggregate exercise price of $3,645,752, measured on a post exercise basis.  Upon completion of the Merger, the former stockholders of DARR, including the Reporting Persons, owned a majority of the outstanding common stock of the Surviving Company.

CUSIP No. 292468105	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

As of March 1, 2009, Ms. Grabel is the beneficial owner of 2,242,111 shares of Common Stock, representing 14.5% of the outstanding shares of Common Stock. This amount includes 336,489 shares issuable upon exercise of a warrant equal to 2% of outstanding common stock of the Company.

As of March 1, 2009, Mr. Grabel is the beneficial owner of 2,043,051 shares of Common Stock, representing 13.5% of the outstanding shares of Common Stock.  This amount includes 1,905,622 shares owned by Margaret Mary Grabel, Mr. Grabel’s spouse. Mr. Grabel disclaims any beneficial ownership in these shares. This amount also includes 100,806 shares of restricted stock granted on February 5, 2007 which vest over a four-year period and 36,623 shares of restricted stock granted on November 26, 2008 which vest over a one-year period.

All percentages set forth in this Schedule 13D are based upon the Company’s 15,141,993 outstanding shares of Common stock as of January 12, 2009 as reported in the Company’s Quarterly Report on Form 10-Q filed on January 20, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference in this Item 6.  Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Persons, other than with respect to participation in any equity incentive plans of the Company, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the issuer.

Item 7. Material to be filed as Exhibits.

Exhibit (1)
Agreement and Plan of Merger, dated July 14, 2005, by and among Emtec, Inc., Emtec Viasub LLC, and DARR Westwood Technology Corporation, previously filed as an exhibit to the Company’s Current Report on Form 8-K, filed on July 20, 2005 and incorporated herein by reference

CUSIP No. 292468105	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2009
Date

/s/ Mary Margaret Grabel
Signature

Mary Margaret Grabel
Name

March 17, 2009
Date

/s/ Keith Grabel
Signature

Keith Grabel
Name